Free Writing Prospectus
(to the Preliminary Prospectus Supplement dated January 6, 2009)
Filed Pursuant to Rule 433
Registration No. 333-140317

$250,000,000

Brown-Forman Corporation

5-Year Fixed Rate Senior Unsecured Notes

Term Sheet

Issuer:	Brown-Forman Corporation
Issue Ratings:	A2 (Moody’s)/A (S&P)
Size:	$250,000,000
Security Type:	SEC Registered Senior Unsecured Notes
Coupon:	5.00%
Maturity:	February 1, 2014
Public Offering Price:	99.634%
Yield:	5.082%
Spread:	T + 337.5 bps
Benchmark Treasury:	1.500% due 12/31/13
Treasury Yield:	1.707%
Coupon Dates:	The 1st day of each February and August
First Coupon:	August 1, 2009
Settlement:	T+3 (January 9, 2009)
Optional Redemption:	Make-Whole Call + 50 bps
Day Count:	30/360
CUSIP:	115637 AJ9
Joint Bookrunning Managers:	Banc of America Securities LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Barclays Capital Inc.
Wachovia Capital Markets, LLC

Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or J.P. Morgan Securities Inc. collect at 212-834-4533.